Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER MINING ANNOUNCES TUCANO OPERATIONAL UPDATE

Vancouver, BC, May 25, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports that wall movements have been detected in the west wall of the south-central portion of the Urucum Central South (“UCS”) open pit at Tucano, the Company’s wholly-owned mining operation in Brazil. Heavy rainfall, well above seasonal average, triggered higher phreatic levels in the west wall impacting slope stability. In order to ensure health and safety for workers, mining activities in UCS were temporarily halted. The mill will continue to receive ore from the Urucum North open pit and from stockpiles.

“We are working with our consultants to make operations safe, with the expectation that mining of the higher-grade gold ore in the UCS pit will start back up again in the third quarter of this year,” stated Rob Henderson, President & CEO of Great Panther. “As a consequence, 2021 consolidated guidance is being reduced by 10,000 ounces to 125,000 to 140,000 gold equivalent ounces.”

Activities are underway to improve wall stability, including unloading additional waste material and improving drainage from the upper benches. The Company expects this additional waste movement will impact ore mining in UCS throughout Q2 and Q3 2021. These activities are being carried out with monitoring of movement by radar and within strict safety protocols. Water levels are being monitored closely, and preparations are being made for horizontal drainage holes that may be required in the lower part of the west wall.

The Company’s preliminary assessment is that 2021 production at Tucano will be reduced by approximately 10,000 gold ounces (“Au oz”) to 100,000 – 110,000 Au oz. The second half of 2021 is expected to account for 60% of this guidance. All-in-sustaining costs (excluding corporate general and administrative expenses) (“AISC”) are expected to increase to $1,450 – $1,550 per Au oz sold. Revised 2021 consolidated guidance is stated in the table below.

Revised 2021 Consolidated Guidance

	Tucano		Mexico		Consolidated
	Budget	Revised	Budget	Revised	Budget	Revised
Au eq oz(1)	110,000 – 120,000	100,000 – 110,000	25,000 – 30,000	25,000 – 30,000	135,000 – 150,000	125,000 – 140,000
Ag oz (000)	–	–	1,500 – 1,600	1,500 – 1,600	1,500 – 1,600	1,500 – 1,600
Au oz	110,000 – 120,000	100,000 – 110,000	8,000 – 10,000	8,000 – 10,000	118,000 – 130,000	108,000 – 120,000
AISC ($/Au oz sold)(2)	$1,350 – 1,450	$1,450 – 1,550	N/A	N/A	$1,350 – 1,450	$1,450 – 1,550

(1)	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.
(2)	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-Generally Accepted Accounting Principle (“non-GAAP”) measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by International Accounting Reporting Standards (“IFRS”) as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Company’s Management Discussion and Analysis for the three months ended March 31, 2021 for a reconciliation of AISC to the Company’s financial statement measures. The Company’s AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.30. Actual results may differ.
(3)	The revised production and cost guidance for 2021 assumes no COVID-19 related shutdowns, the Company being able to successfully regain and maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan, such that ore mining can recommence in the UCS pit in Q3 2021 and continued thereafter without additional costs or significant interruption, as well as permitting of additional tailings storage capacity at the GMC before June 30, 2021.

The revised production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

TECHNICAL INFORMATION

Scientific and technical information contained in this news release have been reviewed and approved by Neil Hepworth, Chartered Engineer UK, Chief Operating Officer, a Qualified Person, as the term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) expectations of the Company’s revised 2021 Tucano and consolidated production and cost

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guidance in this news release, ability to meet such production and cost guidance and the assumptions underlying; (ii) expectations regarding the success of the Company’s plan to regain and maintain geotechnical control of the UCS pit and the related slope stability and the Company’s ability to successfully access the mineralization in the UCS pit; (iii) expectations regarding the amount of unloading of waste material, drainage or other technical work that will be required to achieve stability of the UCS pit and the related expectations of costs associated with such technical work; (iv) expectations that the unloading and drainage will result in an increase in stability such that mining can recommence in the UCS pit as planned; (v) expectations regarding the timeline to achieve geotechnical control and stability of the UCS pit, including the expectation that ore mining will be impacted throughout Q2 and partially in Q3, 2021; and the related timeline to recommence ore mining of the UCS pit in Q3 2021; and (vi) the Company's plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the assumptions underlying the Company’s revised 2021 Tucano and consolidated production and cost guidance continuing to be accurate, including the accuracy of the geological, operational and price and exchange rate assumptions (Brazilian real to US dollar exchange rate of 5.30) on which the revised guidance is based; continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations that the Company will be able to regain and maintain geotechnical control of the UCS pit and related slope stability and that the Company will be able to successfully access the mineralization in the UCS pit as planned; that the amount of unloading of waste material, drainage and other technical work associated with the UCS pit will be as currently estimated at the costs currently budgeted for such work; that unloading and drainage will result in an increase in stability such that ore mining can recommence in the UCS pit as planned in Q3 2021 and continued thereafter without additional costs or significant interruption; all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the expansion of the GMC tailings storage facility (“TSF”) in time (before June 30, 2021) without condition which if not granted or conditioned, could result in an interruption to operations; the sufficiency of the Company’s tailing storage facilities; operations not being further disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; continued operations at all three of the Company’s mines in 2021 without significant interruption, additional costs, workforce or supply shortages due to COVID-19 or any other reason; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; assumptions regarding the cost of capital, decommissioning and reclamation, energy inputs, labour, materials, and supplies and services (including transportation); Tucano will be able to continue to use cyanide in its operations; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: risk that the Company may not be able to regain or maintain geotechnical control or stability of the UCS pit as planned and on the timeline expected such that it will not be able to achieve its revised Tucano mine plan and Tucano and consolidated production and cost guidance, generate the anticipated cash flows from its Tucano operations and/or be able to access the UCS Mineral Reserves, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or

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maintain profitable operations, meet scheduled debt payments when due or meet financial covenants to which the Company is subject; risk that the Company may experience unforeseen additional costs and delays associated with additional technical work required for the UCS pit; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time without condition which if not granted or conditioned could result in an interruption to operations at the GMC; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; the potential for unexpected costs and expenses or overruns; the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is unable to renew or extend existing credit facilities that become due which may increase the need to raise new external sources of capital; or unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures; developments with respect of COVID-19 that may impact the Company’s ability to operate as anticipated, including the risk for further workforce and supply shortages, and unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed, including the risk that shortages in purchased oxygen supply will decrease recovery rates and throughput; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; as the Company’s mines, including, but not limited to its Mexican operations, do not have established Mineral Reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this news release, will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations; employee and contractor relations; relationships with, and claims by, local communities; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in the MD&A and its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov/edgar.shtml.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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